# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corporation, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A Ordinary Shares, $0.00001 par value per share
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001446209

## Reporting persons
- SIG Global China Fund I, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 24,152,813; shared voting power 24,152,813; sole dispositive power 24,152,813; shared dispositive power 24,152,813; aggregate amount beneficially owned 24,152,813 (6.4% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG Asia Investment, LLLP, SIG Global China Fund I, LLLP, and HCM Asia, Inc. may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG Global China Fund I, LLLP, and as such may exercise voting and dispositive power over these shares. HCM Asia, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.
- SIG Asia Investment, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,152,813; sole dispositive power 0; shared dispositive power 24,152,813; aggregate amount beneficially owned 24,152,813 (6.4% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG Asia Investment, LLLP, SIG Global China Fund I, LLLP, and HCM Asia, Inc. may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG Global China Fund I, LLLP, and as such may exercise voting and dispositive power over these shares. HCM Asia, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.
- HCM Asia, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,152,813; sole dispositive power 0; shared dispositive power 24,152,813; aggregate amount beneficially owned 24,152,813 (6.4% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG Asia Investment, LLLP, SIG Global China Fund I, LLLP, and HCM Asia, Inc. may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG Global China Fund I, LLLP, and as such may exercise voting and dispositive power over these shares. HCM Asia, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

## Item 1. Issuer
Name of issuer: Webull Corporation
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, FL 33716

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Class A ordinary shares of Webull Corporation (the "Company"), $0.00001 par value per share (the "Shares").

(i) SIG Asia Investment, LLLP
(ii) SIG Global China Fund I, LLLP
(iii) HCM Asia, Inc.
Address of principal business office or, if none, residence:
The address of the principal business office of each of SIG Asia Investment, LLLP and SIG Global China Fund I, LLLP is:

251 Little Falls Drive
Wilmington, DE 19808

The address of the principal business office of HCM Asia, Inc. is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Prospectus (Registration No. 333-286880), filed on May 9, 2025, indicates that there were 378,563,226 Shares outstanding as of May 9, 2025.
Percent of class: 6.4
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote:
The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG Global China Fund I, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG Global China Fund I, LLLP. HCM Asia, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG Global China Fund I, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG Global China Fund I, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG Global China Fund I, LLLP. HCM Asia, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG Global China Fund I, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________________
24.1 Limited Power of Attorney for SIG Global China Fund I, LLLP
24.2 Limited Power of Attorney for SIG Asia Investment, LLLP
99 Joint Filing Agreement

## Signatures
- SIG Global China Fund I, LLLP: /s/ Sarah Travis, Sarah Travis, Authorized Signatory of HCM Asia, Inc. (08/14/2025)
- SIG Asia Investment, LLLP: /s/ Sarah Travis, Sarah Travis, Authorized Signatory of HCM Asia, Inc. (08/14/2025)
- HCM Asia, Inc.: /s/ Sarah Travis, Sarah Travis, Authorized Signatory (08/14/2025)
Comment: SIG Asia Investment, LLLP serves as authorized agent of SIG Global China Fund I, LLLP pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 24.1 hereto. HCM Asia, Inc. serves as authorized agent of SIG Asia Investment, LLLP pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 24.2 hereto.